Exhibit 99.1

NEWS

RELEASE

Media Relations:	Investor Relations:

ARAMARK Corporation	ARAMARK Corporation
Nicole Kennedy, Director	Chris Holland, SVP Finance & Treasurer
215-238-8241	215-238-3090
Kennedy-nicole@aramark.com	holland-chris@aramark.com

ARAMARK Announces Proposed Financing

PHILADELPHIA, April 4, 2011 – ARAMARK Corporation, (“ARAMARK” or the “Company”) announced today that its indirect parent, ARAMARK Holdings Corporation (“ARAMARK Holdings”), intends to issue up to $600 million of senior notes (the “Notes”) in a private placement transaction.

The Notes will be offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to certain persons outside of the U.S. pursuant to Regulation S under the Securities Act. The Notes have not been registered under the Securities Act or any state or other securities laws and may not be offered or sold in the U.S. absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state securities laws. The consummation of the Notes offering is subject to market and other conditions.

ARAMARK Holdings intends to use the net proceeds from the offering of the Notes, along with proceeds it receives from borrowings under ARAMARK’s revolving credit facility, to pay a dividend to ARAMARK Holdings stockholders. This press release is for informational purposes only and is not an offer to sell or the solicitation of an offer to buy any securities.

Certain statements in this press release are forward-looking statements. These statements involve a number of risks, uncertainties, and other factors including the failure to consummate the Notes offering and potential changes in market conditions that could cause actual results to differ materially.

About ARAMARK

ARAMARK is a leader in professional services, providing award-winning food services, facilities management, and uniform and career apparel to health care institutions, universities and school districts, stadiums and arenas, and businesses around the world. The company is recognized as one of the “World’s Most Ethical Companies” by the Ethisphere Institute, as the industry leader in FORTUNE magazine’s “World’s Most Admired Companies,” and as one of America’s Largest Private Companies by both FORTUNE and Forbes magazines. ARAMARK seeks to responsibly address issues that matter to its clients, customers, employees and communities by focusing on employee advocacy, environmental stewardship, health and wellness, and community involvement. Headquartered in Philadelphia, ARAMARK has approximately 255,000 employees serving clients in 22 countries.

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